1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 6, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Assessing February 6 Earthquakes And Planning Recovery

Hsinchu, Taiwan, R.O.C. - February 6, 2016 - TSMC today announced that the earthquake of 6.4 magnitude which struck southern Taiwan at 3:57 am on February 6, 2016 did not cause any serious personnel injuries nor any structural or facility damage to the Company’s Fab 14 and Fab 6 manufacturing sites in the Tainan Science Park. The earthquake also did not cause equipment to shift position.

Damage to wafers in progress remains under assessment, but TSMC’s initial estimate is that more than 95 percent of the tools can be fully restored to normal in two to three days. The company is deploying personnel from Hsinchu and Taichung sites to support recovery in Tainan, and does not expect the earthquake to affect first quarter 2016 wafer shipment by more than 1 percent. TSMC will soon notify affected customers and will recover any lost production as soon as possible.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com